Mail Stop 4561

March 12, 2008

VIA USMAIL and FAX (954) 252 - 3442

Mr. Gerry McClinton
Chief Operating Officer
CHDT Corporation
350 Jim Moran Boulevard, Suite 120
Deerfield Beach, Florida 33442

> **Re: CHDT Corporation**
> **Form 10-KSB for the year ended 12/31/2006**
> **Filed on 4/17/2007**
> **File No. 000-28831**

Dear Mr. Gerry McClinton:

        We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Linda Van Doorn
                                        Senior Assistant Chief Accountant